sembcorp

RECEIVED

2008 MAY 13 A 9:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

25 April 2008

[redacted]

08002484

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAY 15 2008
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C jesstan/SgxnetAnn/SECltr

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	25-Apr-2008 17:20:17
Announcement No.	00080

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	RESOLUTIONS PASSED BY SHAREHOLDERS AT SEMBCORP INDUSTRIES' TENTH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Description

RESOLUTIONS PASSED BY SHAREHOLDERS AT SEMBCORP INDUSTRIES' TENTH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries wishes to announce that at the Tenth Annual General Meeting and Extraordinary General Meeting of the Company held on April 25, 2008, save for Resolution 3 on the re-election of Mr K Shanmugam, all the other proposed resolutions as set out in the Notices of the Tenth Annual General Meeting and Extraordinary General Meeting were duly passed, without any modification.

Mr K Shanmugam who will be appointed to the posts of Minister for Law and Second Minister for Home Affairs in the Singapore Cabinet on 1 May 2008 will not continue to act as a director of the Company. Details of the resignation of Mr Shanmugam can be found in the earlier announcement of April 25, 2008.

The Board would like to place on record its appreciation for the contributions by Mr Shanmugam and wish him all the best in his ministerial roles.

BY ORDER OF THE BOARD

Kwong Sook May
Company Secretary

April 25, 2008

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Announcement of Resignation of Independent Director *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	25-Apr-2008 17:12:45
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

Name *	K. Shanmugam
Age *	49
Effective Date of Resignation *	25-04-2008
Detailed Reason(s) for resignation *	Mr Shanmugam will be appointed to the posts of Minister for Law and Second Minister for Home Affairs in the Singapore Cabinet on 1 May 2008.
Date of Appointment to current position *	29-07-1998
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Independent Director, Member of Audit Committee, Risk Committee, Executive Resource & Compensation Committee & Nominating Committee.
Role and responsibilities *	As above
Does the AC have a minimum of 3 members (taking into account this resignation)? *	Yes
Number of Independent Directors currently resident in Singapore (taking into account this resignation) *	4
Number of Resignations of persons specified in Rule 704(7) of the Listing Manual over the past 12 months *	0

>> Other Directorships

Past (for the last five years) *	Media Development Authority of Singapore
Present *	Stonegate China Properties Ltd Eastern Development Private Limited Linklaters Allen & Gledhill Pte Ltd
Interest * in the listed issuer and its subsidiaries *	1) No. of ordinary shares : 385,000 shares 2) No. of options to subscribe for ordinary shares : 105,000 options a) 8,750 options @ $0.99 each b) 8,750 options @ $1.16 each c) 17,500 options @ $2.37 each d) 17,500 options @ $2.36 each e) 52,500 options @ $2.52 each

	3) Conditional award of restricted shares : 13,982 awards
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None

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